Exhibit 12.1

PRUDENTIAL FINANCIAL, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30, 2004	For the Three Months Ended September 30, 2004	For the Year Ended December 31,
			2003	2002	2001	2000	1999
Earnings:

Income (loss) from continuing operations before income taxes, extraordinary gain on acquisition and cumulative effect of accounting change	$2,435	$1,056	$1,958	$80	$(121)	$693	$2,222
Undistributed income (loss) of investees accounted for under the equity method	93	15	119	(37)	29	25	(14)
Interest capitalized	—	—	—	8	6	—	—

Adjusted earnings	2,342	1,041	1,839	109	(156)	668	2,236

Add fixed charges:

Interest credited to policyholders’ account balances	1,616	693	1,830	1,846	1,804	1,751	1,811
Gross interest expense (1)	343	131	403	435	653	1,056	863
One-third of rental expense	51	17	103	150	173	166	167

Total fixed charges	2,010	841	2,336	2,431	2,630	2,973	2,841

Total earnings plus fixed charges	$4,352	$1,882	$4,175	$2,540	$2,474	$3,641	$5,077

Ratio of earnings to fixed charges (2)	2.16	2.24	1.79	1.04	0.94	1.22	1.79

(1)	Includes interest expense of securities businesses reported in “Net investment income” in the Consolidated Statements of Operations, capitalized interest and amortization of debt discounts and premiums.
(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. Additional earnings of $156 million would have been required in 2001 to achieve a ratio of 1:1.